February 22, 2006

Securities and Exchange Commission

ATTN: Office of Compliance, Inspections,

    And Examinations

Washington, DC 20549

Re: Boyle Fund, Investment Company Act file number: 811-08501, composed of one portfolio, the Boyle Marathon Fund

Gentlemen:

In connection with a review of recent filings, the Boyle Fund has been requested to provide comments and responses by March 1, 2006, to matters raised in a telephone conversation on February 1, 2006. We appreciate the opportunity to improve our filings.

Form N-CSR for the Period Ending June 30, 2005

First, we were asked to provide the backup data to support the numbers in the first paragraph of the letter to shareholders. The letter states:

“It is a pleasure to report good news – for the 12-month period ending June 30, 2005, the Boyle Marathon Fund was ahead 15.85% compared with our benchmark, the Standard & Poor’s 500 Index, which was ahead by 4.43%. It is also a pleasure to report that thus far in 2005, the Boyle Marathon Fund is ahead by 7.87% as compared to the S&P 500 at +1.20%. . . . “

Beginning with the Boyle Marathon Fund, on June 30, 2005, the Fund finished at $7.53 and on June 30, 2004, the Fund finished at $6.50, which is a gain of 15.85%. On June 30, 2005, the S&P 500 Index finished at 1191.33 and, on June 30, 2004, the Index finished at 1140.84, which is a gain of 4.43%. On August 7, 2005, the date of the letter to shareholders, the Fund finished at $7.81 and on December 31, 2004, the Fund finished at $7.24, which is a gain of 7.87% on a year-to-date basis. On August 7, 2005, the S&P 500 Index was at 1226.42 and, on December 31, 2004, the Index finished at 1211.92, which is a gain of 1.20% on a year-to-date basis. All of the above data numbers are available in the databases of AOL and were double checked for purposes of this response.

Second, we were asked to make a new paragraph where the last sentence of the first paragraph starts in order to eliminate the possibility of confusion. We will delete it in the amended annual report filing and on the website, if we continue to post the letter there.

Third, we are requested to explain “tax efficiency” as we use the term in the letter and say why it is 100%. We will add the explanation to the letter. [Tax efficiency is usually a function of the ratio of the taxable dividend paid to investors each year compared to the share price; the lower the taxable dividend, the higher the tax efficiency. 100% tax efficiency means that no taxable dividend was paid to investors during the year. Ideally, the Fund will produce capital appreciation without taxing shareholders. The Fund has only had one small taxable dividend to distribute since the inception of the Fund and none in the last 4 years. In the early years, the Fund was able to achieve this by holding stocks for longer periods, and thus avoiding recognizing taxable gains, and matching losses with gains when trades were made. After the Nasdaq dropped from 5200, the Fund has accumulated losses, which will offset gains for some undetermined time to come.]

 Fourth, we are asked, instead of using the S&P 500 Index as our benchmark, to consider using the benchmark used by Morningstar, which is S&P 500 Index plus the estimated dividends that would have been paid if all the stocks were owned for the whole period. [Standard & Poor’s computes the dividends that would have been paid if one owned all 500 stocks; they do this once a month at the end; if one used that benchmark, one could not do daily comparisons and it would not line up with the AOL or Yahoo charts which use the S&P 500 without dividends.] From the outset, the Fund has used the change in the S&P 500 Index as the benchmark. It makes sense to us because when potential investors use AOL, for example, and they obtain a chart of our Fund and they click the comparison to the S&P 500 Index, they get a chart that reflects the Index without dividends. If a potential investor wants to compare our performance to any other fund, on the same chart, they can add the other fund’s ticker symbol and get a comparison of our Fund, the other fund, and the S&P 500 Index (without dividends) all on one chart. The potential investor can customize the dates and look up the underlying data, if so desired. In our view, investors may be confused if our benchmark calculations did not to conform to those on the very popular sources, like AOL. We recognize that Morningstar has a different basis of comparison, however, we believe that AOL users far outnumber Morningstar users. Therefore, we are comfortable with the approach that we have used from the beginning. To avoid the possibility of confusion on this point, we will disclose that our benchmark does not include dividends.

Fifth, we are requested to breakdown the holdings pie chart so that no group is more than 5%. We will do so in the amended filing and in future filings.

Sixth, we are asked to explain the Trustee expense of $787 shown in the Liabilities section of the Annual Report. This money is a reserve for future independent Trustee expenses. The Fund reimburses meeting and other independent Trustee expenses. The amount shown was a reasonable amount to have in reserve to cover such expanses as they may arise during the next 12 months. To avoid confusion, we will indent the two payable entries under payables so that the audit and trustee entries do not appear to be in the payables section. [The audit expense entry, $7,286, was the amount of the reserve for the annual audit at the close of June 2005. We reserve for the audit expense on a daily basis. The Fund pays for the audit.]

Seventh, we are requested to list Ms. Joanne Boyle as one of the Officers in the chart where the Trustee information is shown. We will do so in the amended filing and in future filings. [Ms. Boyle was listed for many years but was mistakenly removed when Ms. Boyle resigned from the Board in order to leave the Board with 2 of 3 independent Trustees on the Fund‘s Board.]

Eighth, we are asked to expand "soft dollars" to say that the Fund does not use them. We will do so in the amended filing. The Fund does not use soft dollars.

Ninth, we have been asked to clarify what the audit expense was for FY 2005. The Fund paid $9,875 for the FY 2005 audit. Those payments were made between July 1, 2005 and January 31, 2006. During FY 2005 (from July 1, 2004 through June 30, 2005), the Fund reserved $7,800 (accumulated on a daily basis) to cover the costs of the annual audit. In the annual amended report, we will indent the two payables (advisory fee and administration fee) so that it is clear that the audit amount is a reserve and not a payable expense.   [We have increased the daily reserve amount to cover the higher costs of the annual audit.]

Tenth, we have been asked to correct the N-CSR forms filed in September to correct the period covered. We will do this in the amended filing and we will get the correct period covered in future reports, which we will file in a timely manner.

Finally, in the letter to shareholders (management’s discussion of fund performance), we were asked to expand the discussion of the factors that materially affected the Fund's performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund's investment adviser. We will do so in the amended filing, which we plan to file on or before March 1, 2006.

Form N-1A filed in October 2005

We were reminded of the new disclosure requirements in the Prospectus and Statement of Additional Information covering Portfolio Manager's compensation structure, shareholder information regarding frequent trading policy and penalties, if any, and a more detailed description of the fund's investments and risks. We have reviewed the new disclosure requirements and we will file an updated N-1A on or before March 1, 2006.

Periods when the Prospectus was out-of-date

We have been asked if any shareholder was allowed to buy shares when the prospectus was out of date. It was noted that the prospectus ran out on Oct. 31, 2002 and the next was not filed until Nov. 12, 2002; ran out again Oct. 31, 2003 and the next one was filed Nov. 14, 2003; ran out Oct. 31, 2004 and the next one was filed Nov. 23, 2004. We have been asked if anyone was harmed and, if so, would the Fund be willing to rescind the purchase. Two former shareholders fits the category. During the periods in question, we did not send out the expired prospectus and we took the expired prospectus off the website. Thus, we were unaware of the possibility of the problem and naturally we are more than willing to set matters straight.  The particulars follow:

Both shareholders invested through Brown Co., Boston, MA on November 15, 2004. The first bought shares worth $17,200 at $7.19 each; the second bought shares worth $11,000 at $7.19 each. On November 18, 2004, the share price was $7.21. On November 22, 2004, both shareholders redeemed all shares at $7.06 per share. On November 26, 2004, the share price was $7.20.

[The Fund’s 3 to 5 year time horizon had little opportunity in their one week of ownership. The Prospectus is clear that the Boyle Marathon Fund is seeking people who want to invest for the long run. We have instructed the Transfer Agent not to accept share purchases from these people in the future.] We are willing to rescind the purchase and refund the difference between the purchase price and the sale price. We have started the process to contact them.

We thank you for your thorough review of our recent filings. We appreciate any actions that will make us a better fund for the benefit of our shareholders. Please feel free to contact me if you have any questions or would like additional information.

Sincerely yours,

Michael J. Boyle

Chairman